UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Xplore Technologies Corp.

(Name of Subject Company (Issuer))

Wolfdancer Acquisition Corp.

(Name of Filing Person—Offeror)

Zebra Technologies Corporation

(Names of Filing Person—Parent of Offeror)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

983950700

(CUSIP Number of Class of Securities)

Jim Kaput

Senior Vice President, General Counsel and Corporate Secretary

Zebra Technologies Corporation

3 Overlook Point, Lincolnshire, IL 60069

(847) 634-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

R. Scott Falk, P.C.

Maggie D. Flores

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Wolfdancer Acquisition Corp. (the “Purchaser”), a wholly owned subsidiary of Zebra Technologies Corporation (the “Parent”), for all of the outstanding common stock of Xplore Technologies Corp. (“Xplore”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of July 5, 2018, among the Parent, the Purchaser and Xplore.

The tender offer (the “Offer”) described in the joint press release filed herewith as Exhibit 99.1 has not yet commenced. The joint press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of Xplore common stock or any other securities of Parent and Purchaser, each of which will file a tender offer statement on Schedule TO (“Schedule TO”) with the SEC, and Xplore will file a solicitation/recommendation statement on Schedule 14D-9 (“Schedule 14D-9”), each with respect to the planned Offer described in this joint press release. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such statements. Investors and security holders are urged to read, carefully and in their entirety, both the Schedule TO and the Schedule 14D-9 regarding the Offer, each as may be amended from time to time, and any other documents relating to the Offer that are filed with the SEC, when they become available because they will contain important information relevant to making any decision regarding tendering shares. Such materials, when prepared and ready for release, will be made available to Xplore’s stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Exhibit No.	Description

99.1	Joint Press Release dated July 5, 2018.